                                                                 EXHIBIT (a)(14)


To                   All Lanier Employees

From                 Lance Herrin

Subject              Acquisition Update

Date                 9 January 2001


As we continue to move towards conclusion of our merger agreement with Ricoh, everyone is anxious for details on our progress. I'm pleased to report that we are moving swiftly through this process exactly as we had hoped, and we anticipate closing the transaction between January 24-30. The tender offers have been sent out and responses are coming in. Ricoh has today announced that they have extended the date of the tender offer until midnight, Eastern Standard Time, on Wednesday January 24, 2001. This means that we have extra time to respond to the tender offer, and we encourage all employees to return their responses to the tender as soon as possible.

Meetings have been scheduled with Ricoh management during the second week of February, when we will begin the process of working through organizational issues. We are planning a series of town hall meetings and communications packages shortly thereafter to update employees on the decisions and plans going forward. We will do everything possible to keep you abreast of the news and developments on a timely basis.

As we start this new quarter, new calendar year, and new phase of our company, we need all of our energies focused on driving business results at this very important time. There is tremendous opportunity in the market place, and our forthcoming merger with Ricoh will put us in an even stronger position to take advantage of that opportunity. Let's do everything we can to make a strong start to a prosperous new year.

Best Regards,